March 1, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Request to Withdraw Registration Statement on Form S-1 (RW)
(SEC File No. 333-154749)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended  (the “Act”), Soap Silly Bath & Body Inc. (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. No. 333-154749), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on January 07, 2009. The Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement at this time. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 661-977-2071.

Respectfully,

SOAP SILLY BATH & BODY INC.

By:	/s/ Johanna Castillo
Johanna Castillo, CEO